Contact

www.linkedin.com/in/ken-buckler-cpa-1b573111 (LinkedIn)

Top Skills

Contract Negotiation
Real Estate Economics
Financial Analysis

Certifications

Kenneth L Buckler

Ken Buckler, CPA

Vice President of Finance - I help in the financial planning, acquisition, and reporting of a new company that will help improve the way manufacturers and architects connect to make better project decisions.

Sacramento, California, United States

Summary

A hands on financial leader who loves strategic business planning, problem solving, and deal structuring. Proven achievement in private syndication formations, debt and equity acquisition, and supervision of accounting departments from start ups to established profitable companies.   Trusted and experienced in the private and public sector, producing SEC regulated 10K's and 10Q's, directing annual audits and insuring the safe guard of company assets.

Experience

Tect App, Inc.

Chief Financial Officer
July 2021 - Present (2 years)
Sacramento, California, United States

Looking for your shortest path to sales growth?

We connect building product manufacturers with architects at the moment important product decisions are being made.

Clients come to us when:

➡# They need to make early connections with architects and specifiers on projects

➡# They're tired of losing out on projects to inferior competitors in their own backyard

➡# Their sales, advertising and web marketing strategies have stopped working in this post-pandemic era

The Tect platform helps clients:

1## Hold more specs and increase recurring revenue by earning the trust of architects and specifiers

2## Engage with architects earlier in the project cycle, when important product decisions are being made

3## Land 3-4X more project opportunities than they're getting with their current efforts/resources

4## Attract inbound calls and emails from decision makers on projects located in their specific product market

5## Increase predictability that early decisions will be maintained through specification and bidding, resulting in actual sales

Most importantly, Tect clients can dominate their markets because architects trust them and invite them to opportunities early and often

Here's the thing, as an architect and former manufacturer myself, I understand the challenges facing our clients.

The Tect platform gets product reps into projects as trusted advisors with direct influence on product decisions.

IM INVESTMENT GROUP
Chief Financial Officer
July 2020 - June 2021 (1 year)
Sacramento, California, United States

Responsible for identifying, providing financial analysis, and provide financing for real estate investment projects.

Quantum Care Place, EDH
Chief Financial Officer
March 2018 - June 2020 (2 years 4 months)
El Dorado Hills, Ca

Responsible for accounting and finance functions to fund and develop a 65 unit Assisted Living community in El Dorado Hills, California

Portico Development
Principal and Chief Financial Officer
May 2005 - February 2018 (12 years 10 months)
Sacramento, California Area

Responsible for the private syndication of California limited liability companies for the purpose of owning and developing residential and commercial properties. This involves locating and placing accredited investors with suitable real estate investment opportunities, creating limited liability operating agreements with the assistance of legal counsel and creating estimated investment cash flows showing construction costs, property lease up, exit strategies and estimated investor returns.

Additional responsibilities include the creation and maintenance of company accounting systems, providing monthly financial statements, conducting quarterly variance analysis, and investor communications.

Capital Builders, Inc.
Chief Financial Officer
March 1993 - May 2005 (12 years 3 months)

Responsibilities included reporting to the company's President and Board of Directors for all financial matters. Beginning with the company as an Accounting Manager and eventually being promoted to the company's CFO, was able to oversee all phases of the company's accounting and finance functions. General responsibilities included senior and subordinate debt placement, production of Offering Memorandums, managing construction loan draw requests, supervising human resource, accounting, and investor communication departments.

Education

California State University, Chico
Bachelor of Science, Business Administration, Accounting and Finance · (1982 - 1986)